April 19, 2019

BlackRock, Inc.

Proposal #4: Lobbying Disclosure

To BlackRock Shareholders:

The Unitarian Universalist Association, along with co-filers Reynders McVeigh Capital Management/Fresh Pond Capital, the Center for Community Change and the School Sisters of Notre Dame Cooperative Investment Fund, is urging shareholders to vote FOR Item 4 at the BlackRock shareholder meeting on May 23, 2019.

The proposal asks BlackRock to prepare an annual report on its lobbying.

Resolved, the shareholders of BlackRock request the preparation of a report, updated annually, disclosing:

1.     Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.     Payments by BlackRock used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.     BlackRock’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.     Description of management’s and the Board’s decision making process and oversight for making payments described in sections 2 and 3 above.

The proposal is part of an ongoing investor campaign1 for greater corporate political spending disclosure. Shareholders believe that companies should ensure there is alignment between their own positions and their lobbying, including through trade associations. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to BlackRock’s reputation to the detriment of shareholder value.

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[2]

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1 “Institutional Investors Continue to Press Companies for Disclosure of Lobbying in 2019,” AFSCME & Walden Asset Management, February 27, 2019, https://waldenassetmgmt.com/wp-content/uploads/2019/02/Announcement-of-2019-lobbying-resolutions.pdf, accessed March 18, 2019.

2 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]

Federal Lobbying – BlackRock Spends Millions Each Year

•	BlackRock spent $5,060,000 in 2017 and 2018 on federal lobbying activities.

•	And since 2010, BlackRock has spent $21,280,000 on federal lobbying.[4]

•	BlackRock’s lobbying over regulation of systemically important financial institutions has attracted media attention.[5]

State Lobbying – Information on BlackRock’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[6]

•	BlackRock spends significantly on lobbying in the several states we reviewed where data were available.

•	In California, BlackRock spent $1,089,397 on lobbying from 2010 – 2018.[7]

•	In New York, BlackRock spent $1,885,418 on lobbying from 2011 – 2018.[8]

BlackRock Chairman and CEO Laurence Fink: Lobbying Maximizes Shareholder Value

•	At Davos in 2016, BlackRock CEO Laurence Fink stated that “lobbying is really good because it is maximizing shareholder value.”[9]

•	If lobbying maximizes shareholder value and helps companies earn more money for shareholders, then disclosure of lobbying should be important information for investors.

Trade Association Blind Spot

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.5 billion since 1998.[10]

•	BlackRock shareholders face a trade association blind spot, as BlackRock fails to comprehensively disclose its trade association memberships, and does not disclose its trade association payments, nor the portions of these payments used for lobbying.

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3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

4 https://www.opensecrets.org/lobby/clientsum.php?id=D000021872

5 “One Firm Getting What It Wants in Washington: BlackRock,” Wall Street Journal, April 20, 2016, http://www.wsj.com/articles/one-firm-getting-what-it-wants-in-washington-blackrock-1461162812.

6 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

7 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1337917&view=activity&session=2017

8 https://onlineapps.jcope.ny.gov/Lobbywatch/Menu_reports_public.aspx

9 “Unusual Debate at Davos: Lobbying, Maximizing Shareholder Value and the Duty of CEO’s,” ProMarket, April 1, 2016, https://promarket.org/unusual-debate-at-davos-lobbying-maximizing-shareholders-value-and-the-duty-of-ceos/.

10 https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2018, accessed March 19, 2019.

•	BlackRock currently lists memberships[11] in four principle trade associations: the Investment Company Institute, the Asset Management Group of the Securities Industry and Financial Markets Association (SIFMA), the European Fund and Asset Management Association and the Investment Association. The Investment Company Institute and SIFMA are US trade associations which spent $11,651,984 on federal lobbying in 2018,[12] yet shareholders have no way to know how much of this is comprised of BlackRock’s payments. The European Fund and Asset Management Association and the Investment Association both are European trade associations, which reportedly spent between €4 - €4.5M on lobbying in the EU.[13]

•	BlackRock’s current disclosure fails to disclose membership in at least four trade associations, including the Business Roundtable (BRT),[14] which spent over $23 million on federal lobbying in 2018. And BlackRock is reportedly a member of the Chamber of Commerce,[15] which spent $94.8 million on lobbying in 2018. Shareholders have no way to know how much of the more than $117 million spent on lobbying by the BRT and Chamber is comprised of BlackRock’s payments.

Corporate Values Misalignment on Climate Lobbying Poses Risks

•	Companies are subject to reputational risk when they publicly take one position on a significant policy issue while making undisclosed payments to trade associations that are used to lobby for the opposite position. Undisclosed trade association lobbying that contradicts a company’s public position results in a values misalignment risk. For BlackRock, this risk is most acute on the issue of climate lobbying.

•	For example, BlackRock believes “investors can no longer ignore climate change”[16] and BlackRock Chairman and CEO Laurence Fink publicly disagreed with the US exit from the Paris Agreement,[17] yet the Chamber of Commerce undermined the Paris climate accord.[18]

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11 https://www.morganstanley.com/about-us-governance/pdf/MS_Principal_US_Trade_Associations.pdf

12 OpenSecrets.org, (Investment Company Institute - $5,041,984, SIFMA - $6,610,000).

13 https://lobbyfacts.eu/

14 OpenSecrets.org, (Association for Financial Markets in Europe, https://www.afme.eu/en/membership/members-directory/, Business Roundtable, http://businessroundtable.org/about/members, $23,600,000, Institutional Money Market Funds Association, https://www.immfa.org/about-immfa/immfa-members.html, International Capital Market Association, https://www.icmagroup.org/membership/List-of-principal-delegates-2/).

15 “Is the Most Powerful Lobbyist in Washington Losing Its Grip?” Washington Post, July 14, 2017, https://www.washingtonpost.com/business/economy/is-the-us-chamber-losing-its-grip/2017/07/14/f104d348-4f88-11e7-91eb-9611861a988f_story.html?utm_term=.a132d3da73cd

16 https://www.blackrock.com/corporate/literature/whitepaper/bii-climate-change-2016-international.pdf

17 “Goldman and BlackRock Chiefs Lead Finance’s Revolt On Trump’s Climate Call,” Private Equity News, June 2, 2017, found at: https://www.penews.com/articles/goldman-and-blackrock-chiefs-lead-finances-revolt-on-trumps-climate-call-20170602?tesla=y

18 “Paris Pullout Pits Chamber against Some of Its Biggest Members,” Bloomberg, June 9, 2017, https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members.

•	BlackRock’s public positions on climate change compared to its actions are the subject of media scrutiny, including BlackRock being identified among firms “that consider greenhouse gas emissions as part of their investing strategy, but … voted against shareholder proposals addressing climate change”[19] and BlackRock’s “support for combating climate change” described as “all talk.”[20]

•	Companies are recognizing the importance of ensuring that their lobbying, including through their trade associations, matches their public positions. Royal Dutch Shell just published a review of its trade associations and lobbying alignment on climate. Shell noted it was important that “our participation in industry associations is consistent with our views. That means ensuring that the industry associations we belong to do not undermine our support for the Paris Agreement goal to limit the rise in global average temperatures.”[21]

GRI Signatories Are Reporting on Significant Lobbying and Public Policy Issues

•	Many companies are signatories to the Global Reporting Initiative (GRI) and use the standards to help guide their sustainability reporting. Recognizing that 63 percent of the largest 100 companies (N100), and 75 percent of the Global Fortune 250 (G250) reported applying the GRI reporting framework, GRI is a widely recognized standard for best practice in Corporate Social Responsibility reporting.[22]

•	GRI Standard 415: Public Policy[23] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”

•	Under GRI Standard 415, a company “should report:

o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;

o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”

•	The means GRI-reporting companies should be disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated polices, goals and public positions.

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[24]

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19 “Funds Don’t Always Vote for Policies They Publicly Back,” Wall Street Journal, April 2, 2019, https://www.wsj.com/articles/funds-dont-always-vote-for-policies-they-publicly-back-11554206401.

20 “Large Fund Firms’ Support for Combating Climate Change Is All Talk, as Proxy Voting Record Shows Bottom Performance,” CNBC, March 18, 2019, https://www.cnbc.com/2019/03/18/large-fund-firms-support-for-combating-climate-change-is-all-talk.html.

21 “Industry Associations Climate Review,” Shell, April 2, 2019, https://www.shell.com/sustainability/transparency/public-advocacy-and-political-activity.html.

22 KPMG Survey of Corporate Responsibility Reporting 2017

23 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

24 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

•	In May 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company’s positions.[25]

•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[26]

•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[27]

BlackRock Has Its Lobbying Information and Could Easily Report It to Shareholders

•	BlackRock claims that “a report beyond what has been published on our website and required in our public filings would impose administrative burdens on the Company but provide only minimal additional information to BlackRock’s shareholders.” But this argument is disingenuous, as BlackRock is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If BlackRock has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and BlackRock’s best interests.

The well-documented reputational risks of BlackRock’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that BlackRock’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Item 4, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Tim Brennan

Treasurer & CFO

Unitarian Universalist Association

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25 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

26 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

27 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Unitarian Universalist Association is not able to vote your proxies, nor does this communication contemplate such an event. The Unitarian Universalist Association urges shareholders to vote for Item 4 following the instructions provided on management's proxy mailing.